SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

Imperial Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

452834104
(CUSIP Number)

Wilmot B. Harkey
Nantahala Capital Management, LLC
100 First Stamford Place, 2nd Floor
Stamford, CT 06902
(203)909-6431

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 452834104	13D

1.	name of reporting persons Nantahala Capital Management, LLC
2.	check the appropriate box if a member of a group* (a) □ (b) X
3.	sec use only
4.	source of funds* AF
5.	check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) □
6.	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7.	sole voting power 2,045,707
	8.	shared voting power 0
	9.	sole dispositive power 2,045,707
	10.	shared dispositive power 0
11.	aggregate amount beneficially owned by each reporting person 2,045,707
12.	check box if the aggregate amount in row (11) excludes certain shares* □
13.	percent of class represented by amount in row (11) 9.65%
14.	type of reporting person* IA

Item 1.                 Security and Issuer.

This statement relates to the Common Stock (the “Shares”) of Imperial Holdings, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 701 Park of Commerce Boulevard, Suite 301, Boca Raton, FL 33487.

Item 2.                 Identity and Background.

(a)	The name of the Reporting Person is Nantahala Capital Management, LLC (“NCM” or the “Reporting Person”).

The Reporting Person is the general partner and/or the investment manager of the following entities (each, an “Investment Vehicle,” collectively the “Investment Vehicles”), and in such capacity exercises voting and dispositive power over the securities owned by each of them:

(i) Nantahala Capital Partners Limited Partnership;
(ii) Nantahala Capital Partners II Limited Partnership;
(iii) Nantahala Capital Partners CL Limited Partnership;
(iv) Blackwell Partners LLC; and
(v) Silver Creek CS SAV, LLC.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

The Reporting Person filed an initial statement on a Schedule 13G on November 2, 2011, and subsequently amended the initial statement on Schedule 13G by filing a Schedule 13G/A on February 14, 2012.  This Schedule 13D amends such prior filing.

(b)	The principal business address of the Reporting Person is:

100 First Stamford Place, 2nd Floor
Stamford, CT 06902

(c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

(d)
Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Covered Persons, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The place of organization of the Reporting Person is as follows:

Nantahala Capital Management, LLC is a Massachusetts limited liability company.

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Item 3.                 Source and Amount of Funds or Other Consideration.

The securities to which this statement relates were acquired by the Reporting Person using the funds of each Investment Vehicle as follows:

Nantahala Capital Partners Limited Partnership	$580,268
Nantahala Capital Partners II Limited Partnership	$1,816,739
Nantahala Capital Partners CL Limited Partnership	$582,589
Blackwell Partners LLC	$829,483
Silver Creek CS SAV, LLC	$208,907

Item 4.                 Purpose of Transaction.

The Reporting Person acquired the securities to which this statement relates for investment purposes.  The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the common shares, conditions in the securities markets generally, general economic and industry conditions and other factors.  Depending on such review, and subject to the conditions below, the Reporting Person may make additional purchases or may sell or transfer Shares beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Shares or other securities.  In addition, the Reporting Person may enter into discussions with the Issuer or its representatives regarding the prospects, business, and strategy of the Issuer and/or contact and discuss matters relating to the Issuer with other persons, including other shareholders of the Issuer.

Bulldog Investors General Partnership, pursuant to an authorization statement dated April 25, 2012, which has been filed with the Securities and Exchange Commission, is soliciting from shareholders of the Issuer authorizations to demand a special meeting of shareholders to, among other things, amend the bylaws of the Issuer to increase the number of directors from seven to twelve and to elect five directors to fill the vacancies created by such increase.  The Reporting Person has determined to execute the revocable authorization supporting the calling of such meeting with respect to Shares reported in this Schedule 13D because it believes that it is in the best interests of shareholders for a meeting to be held to consider such matters.

Except as otherwise described herein, none of the Reporting Person nor, to the knowledge of the Reporting Person, the Covered Persons have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and formulate such plans or proposals.

Item 5.                 Interest in Securities of the Issuer.

The percentages of the class of securities set forth below are based on 21,202,614 shares of the Issuer’s Common Stock outstanding on November 2, 2011 as stated in the Issuer’s Form 10-Q filed on November 14, 2011.

(a)	The aggregate number and percentage of the class of securities beneficially owned by the Reporting Person is as follows:

2,045,707 shares (9.65%)

(b)	The number of shares as to which the Reporting Person has:

(i)  Sole power to vote or to direct the vote:

2,045,707 shares (9.65%)

(ii)  Shared power to vote or to direct the vote:

0 shares (0%)

(iii)  Sole power to dispose or to direct the disposition of:

2,045,707 shares (9.65%)

(iv)  Shared power to dispose or to direct the disposition of:

0 shares (0%)

(c)	There have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by the Reporting Person.

(d)
No person other than (i) the Reporting Person and (ii) limited partners and other beneficial owners of interests in the reporting persons (none of whose interests relate to more than 5% of the Shares) is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities to which this statement relates.

(e)	Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except for the arrangements described herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                 Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012	Nantahala Capital Management, LLC

By: /s/ Daniel Mack
Daniel Mack Managing Member

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles indicated below:

Nantahala Capital Management, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Wilmot B. Harkey	Managing Member	Investment Management	United States	(1)
Daniel J. Mack	Managing Member	Investment Management	United States	(1)

Nantahala Capital Partners Limited Partnership

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	General Partner	Investment Management	Massachusetts	(1)

Nantahala Capital Partners II Limited Partnership

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	General Partner	Investment Management	Massachusetts	(1)

Nantahala Capital Partners CL Limited Partnership

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	General Partner	Investment Management	Massachusetts	(1)

Blackwell Partners LLC

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	Investment Manager	Investment Management	Massachusetts	(1)

Silver Creek CS SAV, LLC

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	Investment Manager	Investment Management	Massachusetts	(1)

(1)  The address of the principal place of business of each of the Covered Persons is 100 First Stamford Place, Second Floor, Stamford, Connecticut 06902.